Exhibit 3.1

N.B. The English text is an unofficial translation.

Bolagsordning

Articles of association

Bolagsordning för Einride AB / Articles of Association of Einride AB

Org.nr/reg. no. 559074-8926

§ 1	Företagsnamn / Company name

Bolagets företagsnamn är Einride AB. Bolaget är publikt (publ).

The name of the company is Einride AB. The company is a public limited liability company.

§ 2	Styrelsens säte / Registered office

Styrelsen har sitt säte i Stockholms kommun.

The registered office of the company is situated in Stockholm municipality.

§ 3	Verksamhet / Business activities

Bolaget ska bedriva speditions-, transport- och åkerirörelse samt annan därmed förenlig verksamhet därtill ska bolagets verksamhet vara att direkt eller genom dotterbolag utveckla, tillverka, marknadsföra, uthyra och försälja fordon och delar samt annan därmed förenlig verksamhet och vidare ska bolaget direkt eller indirekt äga och förvalta aktier eller andelar i andra företag samt bedriva utveckling samt konsultverksamhet inom ovan områden och därmed förenlig verksamhet.

The company shall provide forwarding-, transport and haulage services and other related activities, in addition, the company shall, directly or indirectly, through subsidiaries, develop, manufacture, market, lease out and sell vehicles and parts and other activities compatible therewith. Furthermore, the company shall, directly or indirectly, own and manage shares or interests in other companies and conduct development and consulting in the above areas, and any other activities compatible therewith.

§ 4	Aktiekapital och antal aktier / Share capital and number of shares

Aktiekapitalet ska vara lägst 500 000 kronor och högst 2 000 000 kronor.

The share capital shall be no less than SEK 500,000 and not more than SEK 2,000,000.

Antalet aktier ska vara lägst 31 000 000 stycken och högst 124 000 000 stycken.

The number of shares shall be not less than 31,000,000 and not more than 124,000,000.

§ 5	Aktierna / The shares

Olika aktieslag / Different classes of shares

Bolagets aktier ska kunna utges i sex serier: (i) stamaktier, (ii) preferensaktier av serie A, (iii) preferensaktier av serie A SAFE, (iv) preferensaktier av serie A SAFE Extension, (v) preferensaktie av serie B, och (vi) preferensaktier av serie C. Stamaktier och preferensaktier ska medföra en (1) röst vardera. Preferensaktier ska ha företrädesrätt till bolagets tillgångar och vinst i enlighet med vad som anges nedan. Aktier av varje aktieslag kan ges ut till ett antal motsvarande hela aktiekapitalet.

The company may issue shares of six classes: (i) ordinary shares, (ii) preference shares of series A, (iii) preference shares of series A SAFE, (iv) preference shares of series A SAFE Extension, preference shares of series B, and (vi) preference shares of series C. Each common share and preference share shall carry one (1) vote. Preference shares shall have preferential rights to the company’s assets and profits as set out below. Shares of either class may be issued up to an amount corresponding to the entire share capital.

Preferens / Preference

Preferensaktier av serie C ska med företräde framför preferensaktier av serie B, serie A, serie A SAFE och serie A SAFE Extension samt stamaktier ha rätt till medel vid utdelning som sker efter överlåtelse av alla eller väsentligen alla bolagets tillgångar eller exklusiv licens över bolagets alla eller väsentligen alla immateriella rättigheter samt vid likvidation eller annan upplösning av bolaget (“Utdelning”) (i) intill innehavare av preferensaktier av serie C erhållit ett totalt belopp motsvarade teckningskursen per preferensaktie av serie C, eller (ii) om det ger ett högre belopp, ett belopp motsvarande det innehavare av preferensaktier av serie C erhållit om sådana preferensaktier omvandlats till stamaktier omedelbart före sådan Utdelning, i båda fallen med avdrag för vad som tidigare utbetalats på preferensaktier av serie C enligt detta stycke.

Each preference share of series C shall take precedence over preference shares of series B, series A, series A SAFE and series A SAFE Extension and ordinary shares to receive funds from dividends which is effected after a transfer of all or substantially all assets of the company, or license over all or substantially all intellectual property rights of the company or liquidation, dissolution or winding up of the company (“Distribution”) (i) until holders of preference shares of series C have received an aggregate amount corresponding to the subscription price per preference share of series C, or (ii) if it renders a higher amount, an amount corresponding to the sum holders of preference shares of series C would have received for such shares if the preference shares of series C would have been converted into ordinary shares immediately before the Distribution, in each case reduced by such amounts that have previously been paid to preference shares of series C in accordance with this section.

För det fall medel vid Utdelning inte räcker till full betalning till samtliga preferensaktier av serie C enligt ovan ska sådana medel fördelas mellan preferensaktier av serie C proportionerligt i förhållande till det totala belopp preferensaktier av serie C skulle erhålla om full utbetalning skulle utgå.

If there are insufficient funds to pay such amount per preference share of series C in full, the Distribution shall be divided rateably between preference shares of series C in proportion to the amounts that would otherwise be payable in respect of preference shares of series C upon such Distribution if all amounts payable with respect to such preference shares of series C were paid in full.

Efter att preferensaktier av serie C erhållit full Utdelning enligt ovan ska preferensaktier av serie B med företräde framför preferensaktier av serie A, serie A SAFE och serie A SAFE Extension samt stamaktier ha rätt till Utdelning (i) intill innehavare av preferensaktier av serie B erhållit ett totalt belopp motsvarande den genomsnittliga teckningskursen per preferensaktie av serie B, eller (ii) om det ger ett högre belopp, ett belopp motsvarande det innehavare av preferensaktier av serie B erhållit om sådana preferensaktier omvandlats till stamaktier omedelbart före sådan Utdelning, i båda fallen med avdrag för vad som tidigare utbetalats på preferensaktier av serie B enligt detta stycke.

After all preference shares of series C have received full Distribution in accordance with the above, each preference share of series B shall take precedence over preference shares of series A, series A SAFE, series A SAFE Extension and ordinary shares to receive Distribution (i) until holders of preference shares of series B have received an aggregate amount corresponding to the average subscription price per preference share of series B, or (ii) if it renders a higher amount, an amount corresponding to the sum holders of preference shares of series B would have received for such shares if the preference shares of series B would have been converted into ordinary shares immediately before the Distribution, in each case reduced by such amounts that have previously been paid to preference shares of series B in accordance with this section.

För det fall medel vid Utdelning inte räcker till full betalning till samtliga preferensaktier av serie B enligt ovan ska sådana medel fördelas mellan preferensaktier av serie B proportionerligt i förhållande till det totala belopp preferensaktier av serie B skulle erhålla om full betalning skulle utgå.

If there are insufficient funds to pay such amount per preference share of series B in full, the Distribution shall be divided rateably between preference shares of series B in proportion to the amounts that would otherwise be payable in respect of preference shares of series B upon such Distribution if all amounts payable with respect to such preference shares of series B were paid in full.

Efter att preferensaktier av serie B erhållit full Utdelning enligt ovan ska preferensaktier av serie A, serie A SAFE och serie A SAFE Extension med företräde framför stamaktier ha rätt till Utdelning (i) intill innehavare av Preferensaktier av serie A, serie A SAFE och serie A SAFE Extension erhållit ett totalt belopp motsvarade det genomsnittliga teckningskurs per preferensaktie av serie A, serie A SAFE, respektive serie A SAFE Extension, eller (ii) om det ger ett högre belopp, ett belopp motsvarande det innehavare av Preferensaktier av serie A, serie A SAFE och serie A SAFE Extension erhållit om sådana preferensaktier omvandlats till stamaktier omedelbart före sådan Utdelning, i båda fallen med avdrag för vad som tidigare utbetalats på preferensaktier enligt detta stycke.

After all preference shares of series B have received full Distribution in accordance with the above, each preference share of series A, series A SAFE and series A SAFE Extension shall take precedence over ordinary shares to receive Distribution (i) until holders of preference shares of series A, series A SAFE and series A SAFE Extension have received an aggregate amount corresponding to the average subscription price per preference share of series A, series A SAFE and series A SAFE Extension, respectively, or (ii) if it renders a higher amount, an amount corresponding to the sum holders of preference shares of series A, series A SAFE and series A SAFE Extension would have received for such shares if the preference shares of series A, series A SAFE and series A SAFE Extension would have been converted into ordinary shares immediately before the Distribution, in each case reduced by such amounts that have previously been paid to preference shares in accordance with this section.

För det fall medel vid Utdelning inte räcker till full betalning till samtliga preferensaktier av serie A, serie A SAFE och serie A SAFE Extension enligt ovan ska sådana medel fördelas mellan preferensaktier av serie A, serie A SAFE och serie A SAFE Extension proportionerligt i förhållande till det totala belopp aktier av respektive serie skulle erhålla om full utbetalning skulle utgå.

If there are insufficient funds to pay such amount per preference share of series A, series A SAFE and series A SAFE Extension in full, the Distribution shall be divided rateably between preference shares of series A, series A SAFE and series A SAFE Extension in proportion to the respective amounts that would otherwise be payable in respect of preference shares of series A, series A SAFE and series A SAFE Extension upon such Distribution if all amounts payable on or with respect to such preference shares of series A, series A SAFE and series A SAFE Extension were paid in full.

Med teckningskurs, eller i förekommande fall, konverteringskurs, per preferensaktie av serie A, serie A SAFE, serie A SAFE Extension, preferensaktier serie B eller preferensaktier serie C avses det belopp som totalt är inbetalt till bolaget för samtliga preferensaktier av sådan serie vid emission(er), eller i förekommande fall, konvertering av aktier av sådan serie, fördelat på antalet utestående preferensaktier av sådan serie, det vill säga respektive akties kvotvärde med tillägg för, i förekommande fall, överkurs. Oaktat det föregående ska dock teckningskursen, eller i förekommande fall, konverteringskursen för de preferensaktier av serie A SAFE som ges ut första gången i bolaget anses vara 80 procent av teckningskursen per preferensaktie av serie A. Oaktat det föregående ska dock teckningskursen, eller i förekommande fall, konverteringskursen för de preferensaktier av serie A SAFE Extension som ges ut första gången i bolaget anses vara 95 procent av teckningskursen per preferensaktie av serie A.

Subscription price, or, as applicable, conversion price, per preference share of series A, series A SAFE, series A SAFE Extension, preference share series B or preference share series C shall mean the aggregate amount paid to the company for all such preference shares in connection with issues of, or, as applicable, conversion into such series of shares, divided by the number of outstanding preference shares of such series, i.e. the quota value of the relevant share plus premium (if any). Notwithstanding the foregoing, the subscription price, or, as applicable, conversion price, for the preference shares of series A SAFE that are issued the first time in the company shall be deemed to be 80% of the subscription price per preference share of series A. Notwithstanding the foregoing, the subscription price, or, as applicable, conversion price, for the preference shares of series A SAFE Extension that are issued the first time in the company shall be deemed to be 95 percent of the subscription price per preference share of series A.

Återstående tillgångar vid Utdelning ska, efter full utbetalning enligt ovanstående företrädesordning, utbetalas med lika belopp på stamaktier.

Thereafter, remaining funds in connection with a Distribution shall be distributed equally on ordinary shares.

Företrädesrätt / Pre-emption rights

Beslutar bolaget att genom kontantemission eller kvittningsemission ge ut nya aktier av samtliga aktieslag, ska ägare till aktier av respektive aktieslag äga företrädesrätt att teckna nya aktier av samma aktieslag i förhållande till det antal aktier innehavaren förut äger (primär företrädesrätt). Aktier som inte tecknats med primär företrädesrätt ska erbjudas samtliga aktieägare till teckning (subsidiär företrädesrätt). Om inte sålunda erbjudna aktier räcker för den teckning som sker med subsidiär företrädesrätt, ska aktierna fördelas mellan tecknarna i förhållande till det antal aktier de förut äger och i den mån detta inte kan ske, genom lottning.

If the company decides to issue shares of all classes against cash or set-off of claim, owners of the respective share class shall have preferential right to subscribe for new shares of the same class of shares in proportion to the number of shares they already hold (primary preferential right). Shares which have not been subscribed for by primary preferential right shall be offered to all shareholders for subscription (secondary preferential right). Unless the shares thus offered are sufficient for the subscription under the secondary preferential right, the shares shall be allocated between the subscribers in proportion to the number of shares they already hold and, to the extent this is not possible, by drawing of lots.

Beslutar bolaget att genom kontantemission eller kvittningsemission ge ut aktier endast av ett aktieslag, ska samtliga aktieägare, oavsett aktieslag, äga företrädesrätt att teckna nya aktier i förhållande till det antal aktier de förut äger.

If the company decides to issue only one share class against cash or set-off of claim, all shareholders shall have a preferential right to subscribe for new shares in proportion to the number of shares they already hold, irrespective of which share class they hold

Vad som ovan sagts ska inte innebära någon inskränkning i möjligheten att fatta beslut om kontantemission eller kvittningsemission med avvikelse från aktieägarnas företrädesrätt.

The above shall not imply any restriction in the possibility to decide on a new share issue against cash or set-off of claim, with derogation from the shareholders’ preferential right.

Beslutar bolaget att genom kontantemission eller kvittningsemission ge ut teckningsoptioner eller konvertibler har aktieägarna företrädesrätt att teckna teckningsoptioner som om emissionen gällde de aktier som kan komma att nytecknas på grund av optionsrätten respektive företrädesrätt att teckna konvertibler som om emissionen gällde de aktier som konvertiblerna kan komma att bytas ut mot.

If the company decides to issue warrants or convertibles against cash or set-off of claim, the shareholders have a preferential right to subscribe for warrants as though the issue concerned those shares which might be subscribed for on account of the option and a preferential right to subscribe for convertibles as though the issue concerned those shares which the convertibles may be exchanged to, respectively.

Vid ökning av aktiekapitalet genom fondemission ska nya aktier emitteras av varje aktieslag i förhållande till det antal aktier av samma slag som finns sedan tidigare. Därvid ska gamla aktier av visst aktieslag medföra rätt till nya aktier av samma aktieslag i förhållande till sin andel i aktiekapitalet. Vad nu sagts ska inte innebära någon inskränkning i möjligheten att genomföra fondemission och, efter erforderlig ändring av bolagsordningen, ge ut nya aktier av nytt slag.

If the share capital is raised through a bonus issue, new shares shall be issued of each class of shares in proportion to the existing number of shares of the same class. Old shares of a certain class of shares shall entail a right to new shares of the same class of shares in relation to its proportion of the share capital. The above shall not imply any restriction in the possibility to carry out a bonus issue and, after necessary change in the articles of association, issue new shares of a new class.

Omvandlingsförbehåll / Conversion

Preferensaktier av serie A, serie A SAFE, serie A SAFE Extension, preferensaktier av serie B samt preferensaktier av serie C ska på begäran av ägare till sådana aktier kunna omvandlas till stamaktier, varvid det ska anges hur många aktier som önskas omvandlade samt, i förekommande fall, till bolaget överlämnas aktiebrev avseende sådana aktier. Omvandlingen ska därefter utan dröjsmål anmälas för registrering hos Bolagsverket och är verkställd när registrering skett och anteckning gjorts i aktieboken.

Preference shares of series A, series A SAFE, series A SAFE Extension, preference shares series B and preference shares series C may upon request of the owner of such shares be converted into ordinary shares, whereby the number of shares that the request refers to shall be stated, and, if any, the share certificates regarding such shares shall be delivered, to the company. The conversion shall thereafter without delay be reported to the Swedish Companies Registration Office for registration and will be deemed to have been effected once the registration is complete and it has been notes in the share register.

Därutöver ska preferensaktier av serie A, serie A SAFE, serie A SAFE Extension, preferensaktier av serie B samt preferensaktier av serie C automatiskt omvandlas till stamaktier (i) vid genomförandet av ett publikt erbjudande av aktier som medför notering av aktien på en reglerad marknad, annan handelsplats eller erkänd marknadsplats, eller (ii) om aktieägare som innehar en majoritet av utestående preferensaktier av serie A, serie A SAFE, serie A SAFE Extension, preferensaktier av serie B samt preferensaktier av serie C begär det.

In addition, the preference shares of series A, series A SAFE, series A SAFE Extension, preference shares series B and preference shares series C shall automatically convert into ordinary shares (i) upon the closing of an initial public offering of shares on a regulated market, other trading platform or recognised stock exchange, or (ii) upon request by holders of a majority of the outstanding preference shares of series A, series A SAFE, series A SAFE Extension, preference shares series B and preference shares series C from time to time.

§ 6	Styrelse / Board of directors

Styrelsen ska bestå av lägst 3 och högst 10 ledamöter med högst 10 suppleanter.

The board of directors shall comprise of no less than 3 and not more than 10 members, with not more than 10 alternate members.

§ 7	Revisorer / Auditors

Bolaget ska ha en eller två revisorer med högst två suppleanter eller ett eller två registrerade revisionsbolag.

The company shall have one or two auditors with no more than two deputy auditors or one or two registered audit firms.

§ 8	Kallelse / Notice

Kallelse till bolagsstämma ska ske genom annonsering i post- och Inrikes Tidningar samt på bolagets webbplats. Att kallelse har skett ska annonseras i Svenska Dagbladet.

Notice of general meetings shall be made through announcement in Post- och Inrikes Tidningar and on the company’s website. It shall be announced in Svenska Dagbladet that a notice of a general meeting has been issued.

§ 9	Deltagande vid bolagsstämma / Participation at the general meeting

En aktieägare får delta vid bolagsstämma endast om aktieägaren anmäler detta till bolaget senast den dag som anges i kallelsen till stämman. Sistnämnda dag får inte vara söndag, annan allmän helgdag, lördag, midsommarafton, julafton eller nyårsafton och inte infalla tidigare än femte vardagen för stämman.

In order to participate at a general meeting, a shareholder must notify the company of the intention to attend no later than on the day stipulated in the notice of the general meeting. Such a day must not be a Sunday, any other public holiday, Saturday, Midsummer’s Eve, Christmas Eve or New Year’s Eve and must not be more than the fifth weekday prior to the general meeting.

En aktieägare får ha med sig biträden vid bolagsstämman endast om aktieägaren anmäler antalet biträden (högst två) till bolaget på det sätt som anges i föregående stycke.

A shareholder may be accompanied by assistants at a general meeting only where the shareholder has given the company notice of the number of assistants (not more than two) as specified in the previous paragraph.

§ 10	Plats för bolagsstämma och digital stämma / Location of the general meeting and electronic general meeting

Bolagsstämma ska hållas på den ort där styrelsen har sitt säte. Styrelsen får även besluta om att stämman ska hållas digitalt i enlighet med vad som föreskrivs om enligt 7 kap. 15 § aktiebolagslagen (2005:551).

A general meeting of the shareholders is to be held at the registered office of the company. The board of directors may also resolve that the general meeting shall be held digitally in accordance with the provisions of chapter 7 section 15 of the Swedish Companies Act (2005:551).

§ 11	Fullmaktsinsamling och poströstning / Collection of proxies and postal voting

Styrelsen får samla in fullmakter på bolagets bekostnad enligt det förfarande som anges i 7 kap. 4 § andra stycket aktiebolagslagen (2005:551).

The board of directors may collect proxies at the company´s expense in compliance with the procedure set out in chapter 7 section 4 paragraph 2 of the Swedish Companies Act (2005:551).

Styrelsen får inför en bolagsstämma besluta att aktieägarna ska kunna utöva sin rösträtt per post före bolagsstämman.

The board of directors may resolve, ahead of a general meeting of the shareholders, that the shareholders shall be entitled to exercise their voting rights by post prior to the meeting.

§ 12	Utomståendes närvaro vid bolagsstämma / The right for persons not being shareholders to attend a general meeting

Styrelsen får besluta att den som inte är aktieägare i bolaget ska, på de villkor som styrelsen bestämmer, ha rätt att närvara eller på annat sätt följa förhandlingarna vid en bolagsstämma.

The board of directors may resolve that persons not being shareholders of the company shall be entitled, on the conditions stipulated by the board of directors, to attend or in any other manner follow the discussions at a general meeting.

§ 13	Ärenden på årsstämma / Matters at the annual general meeting

På årsstämma ska följande ärenden behandlas.

The following matters shall be addressed at the annual general meeting.

1.	Val av ordförande vid stämman.

Election of a chairman of the meeting.

2.	Upprättande och godkännande av röstlängd.

Preparation and approval of the voting register.

3.	Val av en eller två justeringsmän.

Election of one or two persons to attest the minutes.

4.	Prövning av om stämman blivit behörigen sammankallad.

Determination of whether the meeting was duly convened.

5.	Godkännande av dagordning.

Approval of the agenda.

6.	Framläggande av årsredovisningen och revisionsberättelsen.

Presentation of the annual report and the auditor’s report.

7.	Beslut om:

Resolutions regarding:

a)	fastställande av resultaträkningen och balansräkningen,

adoption of the income statement and balance sheet;

b)	dispositioner beträffande aktiebolagets vinst eller förlust enligt den fastställda balansräkningen,

allocation of the company’s profit or loss according to the adopted balance sheet;

c)	ansvarsfrihet åt styrelseledamöter och verkställande direktören.

discharge from liability for board members and the managing director.

8.	Fastställande av arvoden till styrelsen och revisorerna.

Determination of fees for the board of directors and the auditors.

9.	Val till styrelsen och av revisorer.

Election of the board of directors and auditors.

10.	Annat ärende, som ska tas upp på bolagsstämman enligt aktiebolagslagen (2005:551) eller bolagsordningen.

Any other business incumbent on the meeting according to the Companies Act (2005:551) or the articles of association.

§ 14	Räkenskapsår / Financial year

Räkenskapsår är 1 januari – 31 december.

The company’s financial year is 1 January – 31 December.

§ 15	Förköpsförbehåll / Right of first refusal

Aktie får inte överlåtas till ny ägare genom köp, byte eller gåva innan övriga aktieägare erbjudits att köpa aktien, med undantag för överlåtelser av aktier som sker inom ramen för bolagets incitamentsprogram för anställda vilka kan ske utan tillämpning av detta förköpsförbehåll. Ett erbjudande om förköp kan endast utnyttjas avseende samtliga de aktier som erbjudandet omfattar.

A share may not be transferred to a new owner through purchase, trade or gift before the other shareholders have been offered to purchase the share (the right of first refusal clause), with the exception of transfers of shares made within the company’s incentive program for employees, which may occur without implementation of the right of first refusal. Such an offer to purchase a share can only be exercised regarding all the shares the offer compromises.

Den som avser att överlåta en aktie som ska erbjudas till förköp ska före överlåtelsen skriftligen anmäla detta hos styrelsen.

A party to transfer a share which is covered by a right of first refusal clause must, prior to the transfer, so notify the board of directors of the company in writing.

I anmälan ska aktieägaren ange de villkor som han eller hon ställer för förköp.

The shareholder must state the terms and conditions set for the right of first refusal in the notice.

När en anmälan har gjorts ska detta genast antecknas i aktieboken med uppgift om dagen för anmälan och bolaget ska skriftligen underrätta varje förköpsberättigad med känd postadress om erbjudandet.

When the notification has been made this must immediately be noted in the share register stating the date and the company must inform each party entitled to first refusal in writing whose postal address is known.

Förköpsanspråk ska framställas skriftligen hos bolagets styrelse senast två månader efter det att bolaget mottog behörig anmälan enligt föregående stycke. Sådan anmälan om framställt förköpsanspråk ska genast antecknas i aktieboken med uppgift om dagen för anmälan.

A party wishing to exercise a right of first refusal must so notify the board of directors of the company in writing within two months from the date of the transferors’ due notice of an intention to transfer the shares. Such notice must immediately be noted in the company’s share register stating the date of notice.

Anmäler sig flera förköpsberättigade, ska företrädesrätten dem emellan bestämmas genom lottning verkställd av notarius publicus, dock ska, om samtidigt flera aktier erbjuds till förköp, aktierna först, så längt kan ske, fördelas i proportion till tidigare innehav, bland dem som framställt förköpsanspråk.

In the event several shareholders wish to exercise their right of first refusal in respect of the same share, the right of precedence between them must be determined by a drawing of lots executed by a notary public provided, however, that in the event that several shares have been offered simultaneously, such shares must first, to the extent possible, be distributed among the shareholders in proportion to the amount of shares already held by such shareholders.

Villkoren för förköp avseende alla andra villkor än priset ska utgöras av de villkor som angivits i anmälan om förköpserbjudande. Om den avsedda överlåtelsen avser köp ska priset motsvara den köpeskilling som angivits i anmälan om förköpserbjudande. Vid annan typ av överlåtelse ska priset motsvara det pris som kan påräknas vid en försäljning under normala förhållanden. Priset för aktierna ska betalas senast en månad efter det att priset för aktierna blev bestämt.

The terms of exercising the right of first refusal, with exemption for the price must be determined by the terms set forth in the notice of intent to sell. If the intended transfer is a purchase, the purchase price must be the purchase amount, stated in the offer of right to first refusal. In the other types of transfer, the price must correspond to the price which can be expected at a sale under normal conditions. The price for shares must be paid within one month from the date on which it was determined.

Kommer aktieägaren och den som har begärt förköp inte överens i fråga om förköp eller priset för aktierna, får den som har begärt förköp väcka talan senast två månader efter det att den som vill utöva förköpsrätt gjort behörig anmälan om förköpsanspråk till bolaget. Sådan tvist ska prövas enligt lagen (1999:116) om skiljeförfarande.

Where the shareholder and the party seeking to exercise the right of refusal do not agree with respect to the issue of right of first refusal or the size of the purchase price, the party who has demanded the right of first refusal may, within two months from the date on which the claim for exercise the right of first refusal was presented, refer the dispute for determination by arbitrators to the Arbitration Act (1999:116).

§ 16	Tvisters avgörande av skiljeman / Disputes settlement by arbitration

Skulle tvist uppkomma mellan bolaget och styrelsen, styrelseledamot, verkställande direktör, likvidator eller aktieägare, ska den hänskjutas till avgörande av skiljeman i enlighet med lagen (1999:116) om skiljeförfarande.

Should a dispute arise between the company and the board of directors, board member, managing director, liquidator or shareholder, it shall be referred to an arbitrator in accordance with The Swedish Arbitration Act (1999:116).

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